FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of registrant as specified in its charter)

Kingdom of Spain

(Jurisdiction of Incorporation)

Plaza de San Nicolás 4

48005 Bilbao Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item
1	Extraordinary Meeting of shareholders of BBVA

RELEVANT EVENT

On May 13, the Bank of Italy authorized BBVA the acquisition, through a public exchange offer, of a participation greater than 50% in the share capital of BNL, although it has indicated that, at this point, the authorization does not include a lower percentage.

Having obtained such necessary authorization from the Bank of Italy, and in execution of the decision of the Board of Directors of BBVA announced to the market on March 29, an Extraordinary Meeting of Shareholders of BBVA has been called, and will meet in Bilbao, in the Palacio Euskalduna,, calle Abandoibarra #4 , at first call on June 13, at 12.00, and at second call, on June 14, same time and place, with the following agenda:

ONE.- To increase the share capital of Banco Bilbao Vizcaya Argentaria, S.A. by a nominal amount of €260,254,745.17, by issuing 531,132,133 new ordinary shares, excluding preferential subscription rights, to cover the share swap established in the public bid made to acquire the ordinary shares of BANCO NAZIONALE DEL LAVORO S.p.A. This issue shall thus be fully paid up against a non-cash consideration, with the express expectation that the increase will not be completely subscribed. The issue price for the share issue (face value plus issue premium) shall be equal to the closing price of BBVA stock on the last trading day prior to the EGM approving this increase, provided said price is higher than 4.59 euros (net book value per existing BBVA share) and not higher than 12.60 euros (closing price of BBVA stock on 18th March 2005, the date when BBVA disclosed its intention to carry out the operation to the market).

To delegate powers to the board of directors, under article 153.1 a) of the Company Act, to establish the date on which the agreement shall be implemented, fully or in part, within the limits resolved and according to the outcome of the aforementioned takeover bid. Also to empower the board to determine the terms and conditions of the capital increase not agreed by the EGM and, in particular, to determine the figure for which the capital increase will finally be made. Also to empower the board to re-word article 5 of the company bylaws regarding share capital. Request to list the new shares.

TWO.- Conferral of authority to the board of directors, with powers of substitution, to formalise, correct, interpret and implement the resolutions adopted by the EGM.

The proposed exchange offer for BNL shares described herein is not being made and will not be made, directly or indirectly, in or into the United States, Canada, Japan, Australia, or any other jurisdiction in which any such exchange offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. BBVA will not be permitted to accept any tenders made from any of the foregoing jurisdictions.

No offer to purchase or sell securities described herein is being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any offer described herein will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The BBVA securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: May, 18th 2005	By:	/s/ Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.